                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
             TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                AMENDMENT NO. 1

               NORTHLAND CABLE PROPERTIES FIVE LIMITED PARTNERSHIP
                                 Name of Issuer


               NORTHLAND CABLE PROPERTIES FIVE LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                           FN EQUITIES JOINT VENTURE
                               JOHN S. WHETZELL
                       Name of Persons Filing Statement


     JOHN S. WHETZELL, PRESIDENT                       JOHN S. SIMMERS, PARTNER
NORTHLAND COMMUNICATIONS CORPORATION                  FN EQUITIES JOINT VENTURE
    1201 THIRD AVENUE, SUITE 3600                      2780 SKY PARK, SUITE 300
      SEATTLE, WASHINGTON 98101                       TORRANCE, CALIFORNIA 90505
           (206) 621-1351                                   (310) 326-3100
   Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement


LIMITED PARTNERSHIP INTERESTS                   0-16065                                           N/A
 Title or Class of Securities           Commission File Number                   CUSIP Number of Class of Securities

                                              91-1302403
                                 I.R.S. Employer Identification Number

This statement is filed in connection with:
      [X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A to or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      [ ] (b) The filing of a registration statement under the Securities Act of 1933.

      [ ] (c) A tender offer.

      [ ] (d) None of the above.

      [X] Check box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies.


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
               Transaction Valuation                        Amount of Filing Fee
--------------------------------------------------------------------------------
                   $15,205,049                                     $3,041(1)
(BASED ON PROJECTED PARTNERSHIP NET CASH VALUE)
--------------------------------------------------------------------------------
(1) Previously paid.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:
   (1)   Amount previously paid:  $3,041
   (2)   Form or registration number: SCHEDULE 14A; COMMISSION FILE NO. 0-16065
   (3)   Filing party:  ISSUER/REGISTRANT
   (4)   Date filed:  JANUARY 16, 1998

                             ----------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

                         AMENDMENT NO. 1 TO SCHEDULE 14A
         (FILED CONCURRENTLY WITH THIS AMENDMENT NO. 1 TO SCHEDULE 13E-3)

                             ----------------------

                 (See following page for Cross Reference Sheet.)

   CROSS REFERENCE SHEET PURSUANT TO GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3

                       Item in Schedule 13E-3                                    Location in Proxy Material

   1.    Issuer and Class of Security Subject to the
         Transaction........................................  PROXY STATEMENT:  COVER PAGE; INTRODUCTION--GENERAL, AND
                                                              --MARKET FACTORS;  MANAGEMENT'S  DISCUSSION AND ANALYSIS
                                                              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--GENERAL

   2.    Identity and Background............................  PROXY STATEMENT:  CERTAIN AFFILIATES OF THE PARTNERSHIP

   3.    Past Contracts, Transactions or Negotiations.......  PROXY STATEMENT: FINANCIAL STATEMENTS--NORTHLAND CABLE
                                                              PROPERTIES FIVE LIMITED PARTNERSHIP; PROPOSED
                                                              TRANSACTION--MARKET FACTORS

   4.    Terms of the Transaction...........................  PROXY STATEMENT: INTRODUCTION--GENERAL; PROPOSED
                                                              TRANSACTION--ACQUISITION OF SYSTEMS BY NORTHLAND,
                                                              --DETERMINATION BY NORTHLAND NOT TO CLOSE, AND --TERMS OF
                                                              THE TRANSACTION

   5.    Plans or Proposals of the Issuer or Affiliate......  PROXY STATEMENT: INTRODUCTION--GENERAL; PROPOSED
                                                              TRANSACTION--ACQUISITION OF SYSTEMS BY NORTHLAND,
                                                              --DETERMINATION BY NORTHLAND NOT TO CLOSE, AND--TERMS OF THE
                                                              TRANSACTION; MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                              FINANCIAL CONDITION AND RESULTS OF OPERATIONS--GENERAL

   6.    Source and Amounts of Funds or Other
         Consideration......................................  PROXY STATEMENT: PROPOSED TRANSACTION--ACQUISITION OF
                                                              SYSTEMS BY NORTHLAND, --DETERMINATION BY NORTHLAND NOT TO
                                                              CLOSE, AND --TERMS OF THE TRANSACTION; PROJECTED CASH
                                                              AVAILABLE FROM LIQUIDATION; PROJECTED CASH AVAILABLE IF
                                                              CLOSING OCCURS

   7.    Purpose(s), Alternatives, Reasons and Effects......  PROXY STATEMENT: INTRODUCTION--GENERAL; PROPOSED
                                                              TRANSACTION--BACKGROUND OF PROPOSED TRANSACTION, AND
                                                              --MARKET FACTORS; CERTAIN CONSEQUENCES OF THE TRANSACTION;
                                                              PROJECTED CASH AVAILABLE FROM LIQUIDATION; PROJECTED CASH
                                                              AVAILABLE IF CLOSING OCCURS; FEDERAL INCOME TAX
                                                              CONSEQUENCES; CERTAIN CONSEQUENCES OF LIMITED PARTNERS'
                                                              DETERMINATION NOT TO SELL; CONFLICTS OF INTEREST

   8.    Fairness of the Transaction........................  PROXY STATEMENT: COVER PAGE; INTRODUCTION--GENERAL, AND
                                                              --CONFLICTS OF INTEREST; PROPOSED TRANSACTION--FAIRNESS OF
                                                              THE PROPOSED TRANSACTION, --MARKET FACTORS, --APPRAISAL
                                                              PROCESS, AND --SALE PRICE OF THE SYSTEMS

   9.    Reports, Opinions, Appraisals and Certain
         Negotiations.......................................  PROXY STATEMENT: INTRODUCTION--GENERAL; PROPOSED
                                                              TRANSACTION--APPRAISAL PROCESS, --SUMMARY OF APPRAISAL,
                                                              --MARKET FACTORS, AND --FAIRNESS OF THE PROPOSED
                                                              TRANSACTION; CONFLICTS OF INTEREST--CONFLICTS OF INTEREST;
                                                              PROJECTED CASH AVAILABLE IF CLOSING OCCURS; EXHIBIT C

  10.    Interest in Securities of the Issuer...............  PROXY STATEMENT:  COVER PAGE

  11.    Contracts, Arrangements or Understandings with
         Respect to the Issuer's Securities.................  ++

  12.    Present Intention and Recommendation of Certain
         Persons with Regard to the Transaction.............  PROXY STATEMENT:  COVER PAGE

  13.    Other Provisions of the Transaction................  ++

  14.    Financial Information..............................  PROXY STATEMENT:  PROJECTED CASH AVAILABLE IF CLOSING OCCURS

  15.    Persons and Assets Employed, Retained or
         Utilized...........................................  NOTICE OF SPECIAL MEETING; PROXY; LETTER TO LIMITED
                                                              PARTNERS; PROXY STATEMENT

  16.    Additional Information.............................  ++

  17.    Material to be Filed as Exhibits...................  PROXY STATEMENT:  EXHIBIT C


++Not applicable or none.

        Capitalized terms not expressly defined herein shall have the same meaning ascribed to them in the Northland Cable Properties Five Limited Partnership ("Partnership") Proxy Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:

        "Schedule 14A" refers to the Partnership's Schedule 14A filed concurrently with this Schedule 13E-3.

        "Form of Proxy" shall refer to the form of proxy forming part of
Schedule 14A.

        "Limited Partners Letter" shall refer to the letter addressed to the limited partners of the Partnership forming part of Schedule 14A.

       "Notice of Special Meeting" shall refer to the notice of special meeting of limited partners of the Partnership forming part of Schedule 14A.

        "Proxy Statement" shall refer to the proxy statement forming part of
Schedule 14A.

       "Units" shall mean limited partnership interests in the Partnership.

  All of the above documents are hereby incorporated herein by this reference.

       For the purposes of responses to this Schedule 13E-3, cross references will be made to the Schedule 14A and to information under specified sections of the documents therein contained.

                -----------------------------------------------

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

       (a) See the Schedule 14A cover page. See also the first paragraph under "Introduction--General" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

       (b) See the Schedule 14A cover page. See also the second paragraph of the Proxy Statement cover page. In answer to this Item, such information is incorporated herein by this reference.

       (c) See the first paragraph under "Proposed Transaction--Market Factors" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

       (d) During 1996, the Partnership made cumulative cash distributions of $5 per Unit. During 1997, the Partnership made no such distributions. See "Projected Cash Available If Closing Occurs," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

       (e) During the past three years, the Partnership has made no underwritten public offering of Units for cash which was registered under the Securities Act of 1933 (the "1933 Act") or exempt from registration thereunder pursuant to Regulation A.

       (f) Neither the Partnership nor any affiliate of the Partnership has purchased any Units since the commencement of the Partnership's second full fiscal year preceding the date of this Schedule.

ITEM 2.   IDENTITY AND BACKGROUND

        (a)--(c) This Schedule is filed by the Partnership, Northland Communications Corporation, and FN Equities Joint Venture and John S. Whetzell.

        The Partnership is a Washington limited partnership with no directors or officers. The Managing General Partner of the Partnership is Northland Communications Corporation, a Washington corporation ("NCC"); the Administrative General Partner of the Partnership is FN Equities Joint Venture, a California general partnership ("FNEJV").

        The principal business of NCC is locating cable television systems, negotiating for their acquisition, forming limited partnerships to own the systems, arranging for the sale of limited partnership interests to investors, managing the partnerships, and liquidating partnership assets upon dissolution. NCC is a wholly-owned subsidiary of Northland Telecommunications Corporation, a Washington corporation ("NTC"). The address of the principal executive offices of each of NCC and NTC is 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

       The sole partners of FNEJV are FN Equities, Inc. ("FNE"), FN Network Partners, Ltd., a California limited partnership ("FNPL"), and John Simmers, the sole owner of FNE. The principal business of each of FNEJV and FNE is to provide services as administrative general partner of limited partnership cable television operations. The address of the principal executive offices of each of FNEJV, FNE, and John Simmers is 2780 Sky Park Drive, Suite 300, Torrance, California 90505.

        For information responsive to Items 2(a)--(d) with respect to NCC and FNEJV, see "Certain Affiliates of the Partnership" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

        John S. Whetzell is a natural person with a business address of 1201 Third Avenue, Suite 3600, Seattle, Washington 98101. For information responsive to Items 2(c) and (d) with respect to Mr. Whetzell, see "Certain Affiliates of the Partnership" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (e) None of the persons or entities identified in response to this Items 2(a) through 2(d) has, during the past 10 years, been involved in any bankruptcy or other insolvency proceeding, criminal proceeding, civil and administrative proceeding, or self-regulatory organization proceeding of the kind listed in the instructions for this Item.

      (f) All of the persons identified in Items 2(a) through 2(d) are United States citizens.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

      (a) (i) See "Statements of Operations--Expenses" and Note 3, both under "Financial Statements--Audited Financial Statement of Northland Cable Properties Five Limited Partnership" in the Proxy Statement. See also "Statements of Operations--Expenses" under "Financial Statements (Unaudited)--Northland Cable Properties Five Limited Partnership" in the Proxy Statement.

          (ii) No contacts, transactions or negotiations have occurred which would be subject to this Item, except the proposed transaction described in the Proxy Statement.

      (b) No contacts or negotiations have occurred which would be subject to this Item, except the proposed transaction described in the Proxy Statement. See "Proposed Transaction--Market Factors. In answer to this Item, such information is incorporated herein by this reference.


ITEM 4.   TERMS OF THE TRANSACTION

      (a) See "Introduction--General," "Proposed Transaction--Acquisition of Systems by Northland," "Proposed Transaction--Determination by Northland Not to Close," and "Proposed Transaction--Terms of the Transaction", in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) Because the acquiring entity and the Managing General Partner are affiliated, the undivided portion of the Systems attributable to the Managing General Partner's interest in the Partnership will be distributed to the Managing General Partner in-kind, rather than sold for cash, as is the case for the other holders of the Partnership's securities. See the second paragraph under "Proposed Transaction--Terms of the Transaction" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.


ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      (a) See "Introduction--General," "Proposed Transaction--Acquisition of Systems by Northland," "Proposed Transaction--Determination by Northland Not to Close," and "Proposed Transaction--Terms of the

Transaction," in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) See response to Item 5(a) above. In answer to this Item, such information is incorporated herein by this reference.

      (c) Except for the termination of the employment of Partnership employees, no change in the present management of the Partnership nor of any of the persons enumerated in Instruction C for whom this Item 5 applies is expected to occur in relation to, or as a result of, the proposed transaction.

      (d) See response to Item 5(a) above. In answer to this Item, such information is incorporated herein by this reference. With respect to any material change in the present dividend rate or policy of the Partnership, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference. The General Partners intend that all indebtedness of the Partnership will be repaid upon consummation of the proposed transaction. The capitalization of the Partnership will be materially altered in consequence of the proposed liquidation under the proposed transaction. The Managing General Partner does not expect any material change to occur in the present dividend rate or policy, or indebtedness or capitalization of NCC. The administrative general partner does not expect any material change to occur in the present dividend rate or policy of, or indebtedness or capitalization of any of FNEJV or FNE.

      (e) See response to Item 5(a) above. In answer to this Item, such information is incorporated herein by this reference.

      (f) Upon liquidation of the Partnership, the Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"). No such events will occur with respect to the persons mentioned in Instruction C as a result of, or in relation to, the proposed transaction.

      (g) Upon liquidation of the Partnership pursuant to the proposed transaction, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the 1934 Act. No such events will occur with respect to the persons mentioned in Instruction C as a result of, or in relation to, the proposed transaction.

      The General Partners believe that none of the activities or transactions described in Item 5 should apply to any of the individual persons described in Instruction C.


ITEM 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      (a) See "Proposed Transaction--Acquisition of Systems by Northland" and "Proposed Transaction--Terms of the Transaction" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) See "Projected Cash Available from Liquidation" and "Projected Cash Available if Closing Occurs" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference. The Partnership has paid or will be responsible for paying all of the expenses described in Item 6(b).

      (c) See "Proposed Transaction--Determination by Northland Not to Close" in the Proxy Statement.


ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

      (a) See "Proposed Transaction--Background of Proposed Transaction" and the first paragraph under "Proposed Transaction--Market Factors" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) See "Proposed Transaction--Market Factors" and the final paragraph under "Proposed Transaction--Background of Proposed Transaction" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (c) See the responses to Items 7(a) and 7(b) above. In answer to this Item, such information is incorporated herein by this reference.

      (d) See "Introduction--General," "Certain Consequences of the Transaction," "Projected Cash Available from Liquidation," "Projected Cash Available if Closing Occurs" and "Federal Income Tax Consequences" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference

      In response to Instruction (2), see also "Certain Consequences of Limited Partners' Determination Not to Sell," "Proposed Transaction--Fairness of the Proposed Transaction," and "Conflicts of Interest" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.


ITEM 8.   FAIRNESS OF THE TRANSACTION

      (a) See "Proposed Transaction--Fairness of the Proposed Transaction" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) See "Proposed Transaction" in the Proxy Statement and, in particular, the subsections thereunder headed "Market Factors," "Appraisal Process," "Sale Price of the Systems," and "Fairness of the Proposed Transaction". In answer to this Item, such information is incorporated herein by this reference.

      (c) See the first paragraph under "Introduction--General" in the Proxy Statement. See also the cover page of the Proxy Statement, and "Introduction--Conflicts of Interest," "Special Factors," and "Conflicts of Interest--Conflicts of Interest" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (d) Not applicable.

      (e) The proposed transaction has received the unanimous consent of the General Partners.

      (f) No firm offer has been made by any unaffiliated person during the preceding 18 months for a merger, consolidation or purchase or other transfer of the Partnership, a substantial part of its assets, or securities of the Partnership providing control of the Partnership.


ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

      (a) The Partnership received an appraisal performed by Daniels and Associates, L.P. ("Daniels") concerning the proposed transaction. See "Proposed Transaction--Appraisal Process" in the Proxy Statement and Exhibit C to the Proxy Statement. No other outside experts were retained. See the final paragraph under "Proposed Transaction--Market Factors" in the Proxy Statement. No report or opinion concerning the fairness of the proposed transaction was prepared. See the final paragraph under "Proposed Transaction--Fairness of the Proposed Transaction" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) (i) See the final paragraph under "Proposed Transaction--Market Factors" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

          (ii) See response to Item 9(b)(i) above. In answer to this Item, such information is incorporated herein by this reference.

          (iii) Daniels was retained by the Partnership on the basis of its nationally recognized reputation in matters concerning cable brokerage, appraisal and investment banking. See the final paragraph under "Proposed

Transaction--Market Factors" and the fifth full paragraph under "Conflicts of Interest--Conflicts of Interest" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

          (iv) See the fifth full paragraph under "Conflicts of Interest--Conflicts of Interest" and the entry for "Appraisal Expenses" under "Projected Cash Value Available if Closing Occurs," together with the note thereto, in the Proxy Statement. The Partnership will pay the fees and expenses of Daniels. In answer to this Item, such information is incorporated herein by this reference.

          (v) See the third paragraph under "Introduction--General" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

          (vi) See "Proposed Transaction--Appraisal Process" and "Proposed Transaction--Summary of Appraisal" in, and Exhibit C to, the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (c) The Daniels appraisal shall be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of limited partnership or general partnership units in the Partnership or his representative who has been so designated in writing. Copies of the report are in any event being provided to all such security holders. See Exhibit C to the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.


ITEM 10.  INTEREST IN SECURITIES OF THE PARTNERSHIP

      (a) See the second paragraph of the cover page of the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (b) No transaction in Units was effected during the past 60 days by the Partnership or by any affiliate of the Partnership.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

      No contracts, arrangements, understandings or relationships exist which would be subject to this Item.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

      (a) With respect to the voting of Units, see the second paragraph of the cover page of the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference. Under the terms of the proposed transaction, no securities are proposed to be tendered or sold.

      (b) See the Limited Partners Letter, the Form of Proxy, the Notice of Special Meeting, and the Proxy Statement cover page. In answer to this Item, such information is incorporated herein by this reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

      (a) Dissenter's appraisal rights are not available to partners under Washington law with respect to a sale of substantially all of the Partnership's assets and subsequent liquidation. Appraisal rights will not be voluntarily accorded to dissenting partners in connection with the proposed transaction. Dissenting partners are protected under state law by virtue of the fiduciary duty of the General Partners to act with prudence in the business affairs of the Partnership on behalf of both the General Partners and the Limited Partners.

      (b) The issuer or affiliate has not obtained and has made no provision to obtain independent counsel or appraisal services at the expense of the issuer or affiliate for the sole benefit of unaffiliated security holders. No provision has been made to allow unaffiliated security holders to obtain access to the files of the issuer or affiliate, other than as provided by state law.

      (c) The proposed transaction does not involve the exchange of debt or any other securities.


ITEM 14.     FINANCIAL INFORMATION

      (a) Required financial data and statements, both audited and unaudited, concerning the Partnership are set forth under the heading "Financial Statements" in the Proxy Statement and are organized as described below. In answer to this Item, such information is incorporated herein by this reference.

      Financial Statements for the Years Ending December 31, 1997 and 1996 (audited)
             Auditor's Opinion
             Balance Sheets
             Statements of Operations
             Statements of Changes in Partners' Deficit
             Statements of Cash Flows
             Notes to Financial Statements

      (b) See "Projected Cash Available if Closing Occurs" in the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

      (a) Excluding Partnership assets which are proposed to be used as consideration for the proposed transaction, which proposal is disclosed in Item 6, Partnership assets will be utilized to pay the transaction costs associated with the proposed transaction. In addition, Partnership employees provided information in connection with the Daniels appraisal.

      (b) No persons have been or are to be employed, retained or compensated by the Partnership or by any person on behalf of the Partnership to make solicitations or recommendations in connection with the proposed transaction.


ITEM 16.  ADDITIONAL INFORMATION

      The Notice of Special Meeting, Form of Proxy, Limited Partners Letter and Proxy Statement may be responsive to this Item. In answer to this Item, such information is incorporated herein by this reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

      (a) See Exhibit D to the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference. No executed loan agreement is available at this time.

      (b) See Exhibit C to the Proxy Statement. In answer to this Item, such information is incorporated herein by this reference.

      (c) Not applicable. See response to Item 11.

      (d) Disclosure materials to be furnished to security holders are included in the Schedule 14A. See response to Item 16.

                                   SIGNATURES


        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Dated the 9th day of March, 1998.

                                  NORTHLAND CABLE PROPERTIES
                                      FIVE LIMITED PARTNERSHIP

                                  By: NORTHLAND COMMUNICATIONS CORPORATION
                                           (Managing General Partner)


                                      By  /s/ JOHN S. WHETZELL
                                         -----------------------------------
                                           John S. Whetzell, President

                                      By  /s/ RICHARD I. CLARK
                                         -----------------------------------
                                           Richard I. Clark, Vice President


                                  NORTHLAND COMMUNICATIONS
                                      CORPORATION

                                  By /s/ JOHN S. WHETZELL
                                     ------------------------------------
                                      John S. Whetzell, President


                                  By /s/  RICHARD I. CLARK
                                     ------------------------------------
                                      Richard I. Clark, Vice President


                                  FN EQUITIES JOINT VENTURE

                                  By: FN EQUITIES, INC., Partner


                                      By /s/ JOHN S. SIMMERS
                                        -----------------------------------
                                        John S. Simmers, Vice President

                                         /s/ JOHN S. SIMMERS
                                        -----------------------------------
                                        JOHN S. SIMMERS, Partner

                                        FN NETWORK PARTNERS, LTD., Partner


                                        By /s/ JOHN S. SIMMERS
                                          ---------------------------------
                                           John S. Simmers, General Partner

                                  JOHN S. WHETZELL

                                           /s/ JOHN S. WHETZELL
                                           --------------------------------
                                           John S. Whetzell